SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-26931

                           NOTIFICATION OF LATE FILING

(Check one)       [ X ]  Form 10-KSB        [  ]  Form 11-K   [  ]  Form 20-F
                  [   ]  Form 10-QSB        [  }  Form N-SAR

For Period Ended: March 31, 2000

[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Solid Management Corp.

Former Name if applicable: Not Applicable

Address of Principal Executive Office (Street and Number): 2779 Lake City Way, Burnaby, British Columbia, V5A 2A6, Canada.

                                     PART II
                             RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[ X ]  (b) the subject annual report,  semi-annual report,  transition report on
       Form 10-K, Form 20-F, 11-K or, Form N-SAR, or portion thereof will be field on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be field on or before the fifth calendar day following the prescribed due date; and

[ X ]  (c) The  accountant's  statement or other exhibit required by Rule 12b-25
       (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable details the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's independent accountants have been unable to complete the audit and issue their report on the Company's financial statements which is expected to be completed on or before July 14, 2000. Attached is a statement from Davidson & Company, Chartered Accountants stating the required report of independent accountants, cannot be completed timely.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Andrea Carley                 (604)                 415-0444
       -------------------------------------------------------------------------
       (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

       If  so:  Attached  an  explanation  of  the  anticipated   change,   both
       narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Solid Management Corp.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)


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has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:    June 29, 2000            By:      /s/ Andrea Carley
                                           -------------------------------------
                                           Andrea Carley, President and Director

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General Rules and regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).


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                                  [LETTERHEAD]


June 29, 2000


Attachment to Form 12b-25

Solid Management Corp.
2779 Lake City Way
Burnaby, B.C.
V5A 2A6

We have requested but not received the required evidential matter to support and document certain financial transactions of the Company. It is our understanding that this information will be furnished to us in a timely manner in order to file our audit report on or before July 14, 2000.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

                          A Member of SC INTERNATIONAL

     Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                  TELEPHONE (604) 687-0947 FAX (604) 687-6172